Results of Annual General Meeting of Shareholders (unaudited)

The Annual Meeting of Shareholders of the Fund was held on March 22, 2012 at 1735 Market Street, Philadelphia, Pennsylvania. The description of the proposals and number of shares voted at the meeting are as follows:

(1) To re-elect certain directors to the Board of Directors of the Fund:

                 Votes For      Votes Withheld
Steven N. Rappaport           7,105,533    310,535
Alexander E. Zagoreos       7,192,982    223,086

Directors whose term of office continued beyond this meeting are as follows: Enrique R. Arzac, James J. Cattano, Gregory Hazlett, and Martin M. Torino.